ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

P.O. BOX 3391

TAMPA, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

WWW.FOLEY.COM

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER

098929-0103

June 25, 2015

VIA EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	LM Funding America, Inc.

Draft Registration Statement on Form S-1

Submitted May 4, 2015

CIK No. 0001640384

Dear Ms. McHale:

On behalf of LM Funding America, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter dated June 1, 2015 containing the Staff’s comments regarding the draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the United States Securities and Exchange Commission (the “Commission”) on a confidential basis on May 4, 2015. Simultaneous herewith, the Company is filing an amended Registration Statement on a non-confidential basis, and unless otherwise indicated or the context suggests otherwise, all references to the “Registration Statement” in this letter refer to the non-confidential Form S-1 being filed on the date hereof rather than the draft Registration Statement submitted on May 4, 2015. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.	Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X. Please update the associated financial information in applicable sections of the filing as appropriate, for example, capitalization, dilution, pro forma information and MD&A.

RESPONSE: Please be advised that the Company has updated the financial statements in the Registration Statement to include the first quarter of 2015 in accordance with Rule 8-08 of Regulation S-X, and corresponding revisions have been made throughout the Registration Statement in various sections, including, without limitation, in the “Capitalization,” “Dilution,” “Unaudited Pro Forma Financial Statements” and “MD&A” sections.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Kathryn McHale

June 25, 2015

2.	We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: Please be advised that neither the Company nor any broker or dealer acting on the Company’s behalf has provided or intends to provide any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary

3.	We note your disclosure that the market data and industry statistics in the prospectus are based upon publicly available information. However, wherever you make statements of fact pertaining to your industry, please support such statements with the source from which you obtained the underlying information or, alternatively, qualify the statement as your opinion. For example, what is your basis for the statement on page 46 that mortgage lenders will not loan to home buyers trying to purchase a home in an association with more than 15% delinquent units?

RESPONSE: Please be advised that the Company has updated various factual statements pertaining to its industry to include the source from which the underlying information was obtained. Wherever applicable, the Company has qualified statements of opinion. Copies of the underlying source data are available upon the Staff’s request.

4.	We note your disclosure on page 10 that you have “little to no information” about the debtors responsible for payment under the accounts you acquire. Please disclose this information here and where appropriate throughout the prospectus, including under your Business discussion and provide a discussion regarding how you assess risk.

RESPONSE: Please be advised that the Company has updated the “Prospectus Summary” section on Page 2 of the Registration Statement to include a new paragraph in response to this comment, and corresponding revisions have been made in various sections, including, without limitation, in the “Business” and “MD&A” sections. The revised disclosure states that the Company acquires and collects on the delinquent receivables of Associations, and that the Account debtors are third parties about whom the Company has little or no information. Therefore, as stated in the revised disclosure, the Company cannot predict when any given Account will be paid off or how much it will yield. As also stated in the revised disclosure, the Company, in assessing the risk of purchasing Accounts, reviews the property values of the underlying units, the governing documents of the relevant Association, and the total number of delinquent receivables held by the Association.

Ms. Kathryn McHale

June 25, 2015

5.	Please describe the New Neighbor Guaranty product in greater detail and disclose what percentage of your revenues is derived from your original and New Neighbor Guaranty products. In addition, provide more detail regarding the purchase price of the assets, the average recovery, and, in the case of the New Neighbor Guaranty program, the average continued payment to the Association. Please make corresponding revisions to your disclosure where appropriate, including under your Business and MD&A discussions.

RESPONSE: Please be advised that the Company has updated the description of the New Neighbor Guaranty program to include additional detail on the revenue breakdown between business units, purchase price of assets, average recovery amounts, average continued Association payments, and other related information. See Pages 3 and 4 of the Registration Statement. Corresponding revisions have been made throughout the Registration Statement in various sections, including, without limitation, in the “Business” and “MD&A” sections. For example, see the new paragraphs on Pages 57 and 58 of the Registration Statement.

6.	Please disclose to what extent the “statutory minimum” and “super lien” amounts are the same. Please make corresponding revisions to your disclosure where appropriate, including under your Business and MD&A discussions.

RESPONSE: Please be advised that the terms “statutory minimum” and “super lien” are synonymous. In order to clarify this, at the top of Page 2 of the Registration Statement, the Company added the defined term “Super Lien Amount”, and the Company made revisions throughout the remainder of the Registration Statement to consistently use such defined term in lieu of “statutory minimum.”

7.	We note your disclosure in your MD&A that funding and recoveries under your New Neighbor Guaranty program have decreased from 2013 to 2014. Please address this with the disclosure in this section, and in the business section, that you intend to expand this program.

RESPONSE: For the information of the Staff, funding and recoveries under the Company’s New Neighbor Guaranty program actually did not decrease in 2014 versus 2013 (there was a very small increase). Therefore, the Company has deleted the last two sentences in the last paragraph under the “Operating Expenses” caption, which was the language incorrectly suggesting the funding and recoveries were down in 2014 under the New Neighbor Guaranty program. See Page 46 of the Registration Statement. The deleted sentences were replaced with a sentence explaining that the decrease in insurance expense was a result of renegotiation of insurance premiums in November 2013. In addition, the Company added a sentence to the end of the first paragraph under “Cash from Investing Activities” on Page 47 providing funding and new Account numbers for 2013 and 2014 under the New Neighbor Guaranty program.

8.	We note your disclosure on page 11 that AmTrust is currently the only provider of the insurance you obtain on funded amounts that exceed the “super lien” amount. Please disclose this information and file any material agreement with AmTrust as an exhibit. In addition, please disclose the percentage of your portfolio that is insured, disclose the duration of the insurance coverage and the likelihood of the insurance coverage renewal. As applicable, please revise accordingly throughout the filing.

Ms. Kathryn McHale

June 25, 2015

RESPONSE: Please be advised that the Company has updated the Registration Statement (in a new second paragraph under the Risk Factor titled We are dependent upon AmTrust for insuring some of our purchased Accounts on Page 13) to disclose (i) the fact that AmTrust is currently the only provider of the insurance that the Company obtains on funded amounts exceeding the “super lien” amount, (ii) the percentage of the Company’s portfolio that is insured by the AmTrust policy, (iii) the duration of such insurance coverage, and (iv) the likelihood of the insurance coverage renewal. For the information of the Staff, corresponding revisions have been made throughout the Registration Statement in various sections.

Industry Overview, page 3

9.	We note your comparison of your business to municipal governments. The staff believes that such comparison could be misleading. Please remove these comparisons here and throughout the prospectus.

RESPONSE: Please be advised that the Company has removed from the Registration Statement all comparisons of the Company’s business to municipal governments, including, without limitation, the deletion of the words “Like municipal governments in earlier times” in the subject sentence. Corresponding deletions have been made in the “Industry Overview” (see Pages 4 and 5) and “Industry Background” (see Pages 53 through 55) sections of the Registration Statement:

10.	Please disclose how many people live in condo associations in each of your market areas, including Florida. Please also disclose how many condo associations currently exist in each such market area. Please make corresponding revisions where appropriate, including under your Business discussion.

RESPONSE: Please be advised that the Company has revised the Registration Statement to include the number of people living in condo associations, as well as the number of condo associations currently existing, in each of the Company’s market areas. Such revisions have been made on Pages 4 and 53 of the Registration Statement.

Our Business Strategy, page 4

11.	We note your characterization of your market as being “fragmented” and “underdeveloped.” Please provide your basis for this characterization.

Ms. Kathryn McHale

June 25, 2015

RESPONSE: Please be advised that the Company has replaced the words “fragmented, underdeveloped” with “relatively new” in the Risk Factor titled We are subject to intense competition seeking to provide a collection solution to Associations for delinquent Accounts on Page 13. Please be advised that the last sentence in the “Our Business Strategy” section has also been deleted in response to this comment.

The Offering, page 6

12.	Please briefly provide the material terms of the long-term debt that will be retired with the proceeds from the offering and any related material contracts as exhibits.

RESPONSE: Please be advised that on Page 8 under the Use of Proceeds heading, the Company deleted the words “retirement of long-term debt” and also updated its disclosure by adding the following sentences after the first sentence: “We also intend to use the proceeds from this offering to retire approximately $1.8 million of long-term debt secured by the assets of LM Funding October 2010 Fund, LLC. This debt carries a 14% interest rate amortized in equal monthly payments and matures January 26, 2018. There is no prepayment penalty for prepaying this debt.”

Risk Factors

“We have experienced and expect to continue to experience significant growth,” page 12

13.	We note your disclosure that, due in part to the limited experience of your management team, you may not be able to effectively manage your growth. However, we note on page 4 that, due to your management’s experience and expertise, you believe you are well-positioned to successfully implement your strategy. Please reconcile these disclosures.

RESPONSE: Please be advised that the Company has deleted the last sentence under the caption “Our Strategy” from Page 4 of the originally filed Registration Statement. The Company has made a corresponding deletion on Page 55 under the caption “Our Strategy.” The Company believes that these deletions reconcile the relevant disclosures in the Registration Statement.

Use of Proceeds, page 26

14.	Please provide the information required by Instruction 4 to Item 504 of Regulation S-K with regard to your plan to use proceeds from the offering to repay debt.

RESPONSE: Please be advised that the Company has provided information required by Instruction 4 to Item 504 of Regulation S-K with regard to the Company’s plan to use proceeds from the offering to repay debt.

Ms. Kathryn McHale

June 25, 2015

Dividend Policy, page 27

15.	We note that an aggregate of $100,000 in distributions have been made so far in 2015. Please disclose the purpose for the distribution and to whom it was made.

RESPONSE: Please be advised that the Company has substantially revised the second paragraph on Page 30 under the section “Dividend Policy” to provide information regarding new and planned distributions, as well as the reasons for the distributions and to whom they were made.

Corporate Reorganization, page 28

16.	Please revise to illustrate the corporate reorganization using a diagram.

RESPONSE: Please be advised that the Company has added to this section a diagram which illustrates the corporate reorganization. Please see Page 31 of the Registration Statement.

Determination of Offering Price, page 29

17.	Please disclose how the exercise price of the warrants was determined as required by Item 505(b) of Regulation S-K.

RESPONSE: Please be advised that the Company has added a sentence to the end of the section “Determination of Offering Price” on Page 32 stating that the Placement Agent and Company have mutually agreed that the exercise price of the warrants will be 125% of the per-unit public offering price.

Unaudited Pro Forma Financial Statements – Description of Transactions, page 33

18.	Please revise your description of the redemption of Bruce Rodgers’ interest in BLG to disclose that LM Funding America, Inc. will loan $1.5 million to BLG related to this transaction.

RESPONSE: Please be advised that the Company will no longer be making a loan to Business Law Group and therefore all references to this loan have been omitted.

Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 34

19.	It appears that certain historical balances do not agree with the corresponding balances in the consolidated balance sheet as of December 31, 2014 on page F-3. Please revise those balances and update the rest of the pro forma balance sheet as appropriate.

RESPONSE: Please be advised that, in order to correct certain account balances and to make various other changes, the Company has deleted and replaced in its entirety the Unaudited Pro Forma Financial Statements (including the Unaudited Pro Forma Condensed Consolidated Balance Sheet) beginning on Page 36 of the Registration Statement.

Ms. Kathryn McHale

June 25, 2015

20.	Please revise to disclose that the balance sheet pro forma adjustments were presented assuming each transaction was consummated on the date of the balance sheet.

RESPONSE: Please be advised that the Company has deleted and replaced in its entirety the Unaudited Pro Forma Condensed Consolidated Balance Sheet on Page 37 of the Registration Statement, and in doing so the Company added a statement indicating that the balance sheet pro forma adjustments were presented assuming each transaction was consummated on the balance sheet date.

21.	On page 33, you state that the pro forma financial statements give effect to the corporate reorganization. Please revise to more clearly disclose the financial statement impact related to the corporate reorganization. Please include sufficient detail of the impact to the equity accounts in the related footnotes.

RESPONSE: Please be advised that the Company has deleted and replaced in its entirety the Unaudited Pro Forma Condensed Consolidated Balance Sheet on Page 37 of the Registration Statement, and in doing so the Company has (i) more clearly disclosed the financial statement impact related to the corporate reorganization, and (ii) included, in the related footnotes, sufficient detail of the impact to equity accounts.

22.	To more easily understand how the effect of each transaction is reflected in the pro forma financial statements, please revise to use consistent descriptions and references in your introductory paragraph to the pro forma financial statements and in the notes to the pro forma financial statements. For example, in the introduction you refer to LMF-LLC while in the notes you refer to LM Funding Management, LLC. Additionally, in the introduction you refer to certain individuals who are party to a transaction or the total amount of the transaction while you sometimes omit the individuals (e.g. Silcox) or amounts in the description of the transaction in the notes.

RESPONSE: In completely replacing the Unaudited Pro Forma Financial Statements, the Company revised the introductory language on Page 36, as well other language in the succeeding pages, to provide for clearer and consistent descriptions and references to the “Transactions” being reflected.

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 35

23.	Please revise to disclose per share data as required under Rule 11-02(b)(7) of Regulation S-X.

Ms. Kathryn McHale

June 25, 2015

RESPONSE: Please be advised that the Company has added per-share data to the Registration Statement as required under Rule 11-02(b)(7) of Regulation S-X.

24.	Please revise Note 1 to identify the new executive officers and the amount of compensation used for the adjustment. We note on the bottom of page 53 you disclose that you intend to hire approximately three additional employees, including Bruce M. Rodgers and Carollinn Gould. We also note your disclosure starting on page 61 that Mr. Rodgers, Ms. Gould and Mr. Galaris will enter into an employment agreements effective the date of the offering for salaries of $500,000, $120,000 and $250,000, respectively.

RESPONSE: Please be advised that the Company intends to hire two (the Registration Statement originally stated three) additional employees after the completion of the offering: Bruce M. Rodgers and Carollinn Gould. For the information of the Staff, the Company has revised Page 66 to incorporate such revision.

25.	Please revise to exclude the pro forma adjustment related to interest expense recalculated for debt refinanced on December 30, 2014 ($7,431,938 at 8% per annum) since that transaction is not directly attributable to the offering.

RESPONSE: The Company has revised the Unaudited Pro Forma Condensed Consolidated Statements of Income to exclude the pro forma adjustment related to interest expense recalculated for debt refinanced on December 30, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

26.	Please revise to provide a roll forward of the carry amount of the original product and the special product showing appropriate detail of the changes.

RESPONSE: Please be advised that the Company has added several tables starting on Page 40 of the Registration Statement (under the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations) in order to show a roll forward of the carry amount of the original product and the New Neighbor Guaranty product.

27.	Please revise to disclose the gross cash collected for the original product and the special product and detail how the cash was accounted for (e.g. interest revenue, fees, reduction in carrying amount of account, reimbursement for legal services, etc.).

RESPONSE: Please be advised that the added tables starting on Page 40 of the Registration Statement (under the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations) disclose the gross cash collected for the original product and the New Neighbor Guaranty and to detail how the cash was accounted for.

Ms. Kathryn McHale

June 25, 2015

Overview, page 36

28.	Please expand to discuss any known trends, uncertainties, demands, commitments or events that management views as most reasonably likely to have a material effect on the company’s liquidity, capital resources or results of operations, including any trends and uncertainties from the transition between the original product and the new product offering (e.g. impact on liquidity from funding amounts greater than the super lien amounts, potential increase in insurance expense, etc.). Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE: Please be advised that the Company has added a sixth paragraph under the “Overview” section on Page 40 to disclose known trends, uncertainties, demands, commitments or events that Company management views as most reasonably likely to have a material effect on the Company’s liquidity, capital resources or results of operations, including trends and uncertainties from the transition between the original product and the new product offering.

Effects of the Corporate Reorganization, page 36

29.	Please revise to provide additional discussion regarding how providing for income taxes on the earnings of LM Funding America, Inc. and the additional compensation costs including cash salary/bonus, share-based payment arrangements and benefits related to hiring three new employees disclosed on page 53 will impact the quality of, and potential variability in your earnings and cash flows. Your disclosure should provide information for an investor to ascertain the likelihood that past performance is indicative of future financial results and refer to other portions of your filing that analyze this issue such as your pro forma financial statements.

RESPONSE: Please be advised that the Company has added two sentences to the end of the last paragraph of the “Effects of the Corporate Reorganization” section on Page 41 to further describe how providing for income taxes on the earnings of the Company and the additional compensation costs including cash salary/bonus, share-based payment arrangements and benefits related to hiring two new employees disclosed on Page 66 will impact the quality of, and potential variability in, the Company’s earnings and cash flows.

Interest Expense, page 38

30.	Please disclose the unpaid principal balance of your outstanding debt at December 31, 2013 and 2014, respectively.

RESPONSE: Please be advised that the Company has included a sentence to the end of the “Interest Expense” section on Page 43 to disclose the unpaid principal balance of the Company’s outstanding debt at December 31, 2013 and 2014, respectively.

Ms. Kathryn McHale

June 25, 2015

Liquidity and Capital Resources

Cash from Investing Activities, page 38

31.	Please disclose the number and aggregate balance of the accounts you acquired in the 2013 and 2014 fiscal years. Please provide similar disclosure under your Summary, MD&A and Business discussions.

RESPONSE: Please be advised that the Company has added disclosures to certain sections of the Registration Statement, including but not limited to the “Summary,” “MD&A” and “Business” sections, which indicate the number and aggregate balance of the accounts the Company acquired during the 2013 and 2014 fiscal years. For example, see the language added to the end of the first paragraph under the caption “Cash from Investing Activities” on Page 47 of the Registration Statement.

32.	We note that the promissory notes issued in December 2014 and in January 2015 are both partly collateralized by your contract rights and lien rights associated with condominium renting units. Please tell us whether any of the condominium renting units are cross-collateralized.

RESPONSE: Please be advised that real estate owned (REO) is not cross-collateralized. For the information of the Staff, when an association takes title through making a credit bid of amounts owed at a lien foreclosure sale, the association then quit claims title to a special purpose LLC owned by REO Holdings Management, LLC. Only accounts held in LM Funding October 2010 Fund, LLC and LMF SPE#2, LLC are collateral for the two loan facilities.

33.	We note your disclosure that your finance receivables decreased by $1.254 million in 2014; however, the table appears to indicate that the year-over-year decrease was $1.327 million. Please reconcile these disclosures.

RESPONSE: Please be advised that the Company revised paragraph one under the “Cash from Investing Activities” section on Page 47 to reconcile the apparent difference between disclosed figures for the year-over-year decrease in finance receivables. For the information of the Staff, the accurate dollar figure for the 2014 year-over-year decrease in finance receivables $1.327 million.

Business

34.	Please revise to include an illustrative example transaction for your Original Product and your New Neighbor Guaranty to enable an investor to clearly understand the economics of each transaction as well as understanding similarities and differences of each product. Your example transaction should illustrate the amount, magnitude and timing of all significant cash flows between parties in a typical transaction.

Ms. Kathryn McHale

June 25, 2015

RESPONSE: In response to this comment, the Company revised the section “Business—Company Overview” on Page 51 by inserting an illustrative example transaction for the Company’s Original Product and the Company’s New Neighbor Guaranty to enable an investor to clearly understand the economics of each transaction as well as understand the similarities and differences of each product.

35.	Please revise to discuss in general the amount of time it takes for you to collect the amounts due for each product.

RESPONSE: Please be advised that the Company added a new paragraph under the “Company Overview” section on Page 53 that discusses the amount of time it takes for the Company to collect the amounts due for each product. See the paragraph that begins with “We cannot forecast . . . .”

Recent Transactions, page 45

36.	Please disclose the unpaid principal balance of the loan agreement with Mr. Silcox and include the agreement as an exhibit.

RESPONSE: Please be advised that the Company revised the “Recent Transactions” section on Page 56 to clarify the nature of the loan agreement with respect to Mr. Silcox. For the information of the Staff, no loan or credit agreement ever existed between the Company and Mr. Silcox. Instead, the Company entered into a loan agreement with a third party, the proceeds of which were used to redeem the membership interests in the Company beneficially owned by Mr. Silcox.

Products – Original Products, page 45

37.	Please tell us in detail and revise your disclosure to more clearly explain what you mean when you state that you have almost all of your total investment in paid-off accounts and 76% of all accrued interest and late fees purchased by you.

RESPONSE: Please be advised that the Company revised its disclosures under the “Original Product” section on Pages 56 and 57 to more clearly explain what the Company means when it states that the Company has almost all of its total investments in paid-off accounts and 76% of all accrued interest and late fees purchased by the Company.

New Neighbor Guaranty, page 47

38.	In the second paragraph on page 47, you disclose that you can purchase insurance from AmTrust North America to mitigate risks. Please revise to disclose the duration of the insurance coverage and the likelihood of the insurance coverage renewal. As applicable, please revise accordingly throughout the filing.

Ms. Kathryn McHale

June 25, 2015

RESPONSE: Please be advised that the Company has added disclosures with respect to the duration of the AmTrust Policy coverage and the likelihood of the insurance coverage renewal in a new paragraph under the “New Neighbor Guaranty” section on the bottom of Page 58.

39.	We note your disclosure that profits under your original product and the New Neighbor Guaranty are “locked in” at the time of purchase depending upon the accrued balances on each account. Please revise your disclosure to clarify what you mean by “locked in” and to avoid the implication that profits are guaranteed.

RESPONSE: Please be advised that the Company has revised its disclosure under the “New Neighbor Guaranty” section beginning on Page 57 to clarify what it means by “locked in” (with respect to profits on the original product and the New Neighbor Guaranty product) and to clarify that profits are not guaranteed. Accordingly, the language “Our profits under our original product and the New Neighbor Guaranty are locked in at the time of purchase depending on the accrued balances on each Account” has been deleted in its entirety.

Marketing and Distribution

Software Channels, page 49

40.	We note your disclosure regarding your contracts with law firms. To the extent these contracts are material, please file them as exhibits to your next amendment or explain to us how you determined they are not material.

RESPONSE: For the information of the Staff, the Company believes that the only material contracts with law firms are currently the contracts with Business Law Group, which are attached as exhibits. The other law firm contracts do not materially differ from the form of contract with Business Law Group, and the other law firms do not currently handle a material amount of Accounts.

Property Management Channels, page 49

41.	Please revise your disclosure to clarify what you mean by a “Powered by Intel” approach. Otherwise, please consider removing this characterization.

RESPONSE: Please be advised that the Company has deleted the words “Taking a ‘Powered by Intel’ approach” from the subject sentence. The Company also hereby confirms that the phrase does not appear elsewhere in the Registration Statement.

Ms. Kathryn McHale

June 25, 2015

Market Trends and Opportunities

REO, page 50

42.	Please provide additional detail regarding your current REO business including: under what circumstances do you choose to purchase a property, what are your procedures for assessing risk and value, and what is your target profit margin? Please also disclose the fair market value of any real estate owned as a result of such foreclosures. Please make corresponding revisions where appropriate, including under your Summary and MD&A discussions.

RESPONSE: Please be advised that the Company has revised its disclosures in the “Summary,” “MD&A” and other appropriate sections of the Registration Statement to provide additional detail regarding the Company’s current REO business, including the circumstances under which the Company chooses to purchase a property, the procedures for assessing risk and value and the Company’s target profit margin. For the information of the Staff, the Company has added disclosure of the fair market value of any real estate owned as a result of foreclosures.

43.	Your disclosure indicating that you make $10,000 on a $1,000 account purchase is misleading. Please qualify this as an example or delete it.

RESPONSE: In order to clarify its disclosures in the Registration Statement, the Company removed the language under the “REO” section on Page 61 that read “But instead of making $10,000 on a $1,000 Account purchase” and replaced it with “We believe.”

Relationship with Business Law Group and Other Law Firms, page 51

44.	Please revise to discuss the fact that LM Funding America, Inc. will loan $1.5 million to BLG related to the redemption of Bruce Rodgers’ interest in BLG.

RESPONSE: Please be advised that the Company will no longer be making a loan to Business Law Group and therefore all references to this loan have been omitted.

Government Regulation, page 53

45.	Please discuss how each of the statutes and regulations enumerated in this section may apply to your business, including a discussion of the material provisions of each statue and regulation.

RESPONSE: Please be advised that the Company has revised its disclosures on Pages 64 through 66 under the “Government Regulations” section by adding a discussion of how each of the statutes and regulations enumerated in the “Government Regulation” section may apply to the Company’s business, in addition to a discussion of the material provisions of each statue and regulation.

Ms. Kathryn McHale

June 25, 2015

Certain Relationships and Related Party Transactions

Transactions with Related Persons, page 68

46.	Please disclose the approximate dollar amount paid to BLG for services rendered in 2014.

RESPONSE: Please be advised that the Company has added additional disclosure under the “Transactions with Related Parties” section on Page 81 to provide the approximate dollar amount paid to BLG for services rendered in 2014.

47.	We note your disclosure on page 51 regarding the promissory note to be issued to BLG to fund BLG’s redemption of Mr. Rodgers’ ownership interest in BLG. Please disclose the terms of the promissory note here.

RESPONSE: Please be advised that the Company will no longer be making a loan to Business Law Group and therefore all references to this loan have been omitted.

48.	We note your disclosure on page 52 that Ms. Gould will continue to serve as General Manager of and receive a salary for her services to BLG. Please disclose the terms of Ms. Gould’s employment with BLG here.

RESPONSE: Please be advised that the Company has added additional disclosure related to the terms of Ms. Gould’s continued employment with BLG. Under the “Relationship with Business Law Group and Other Law Firms” section on Page 63, the Company added the following sentence: “Ms. Gould is an at will employee receiving $150,000 in annual compensation from BLG, and she is anticipated to receive the same salary from BLG for the foreseeable future.”

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

49.	Please revise your filing to disclose your accounting policies related to your purchased credit insurance including how this insurance is considered in your allowance for credit loss measurement.

RESPONSE: Please be advised that the Company has revised its disclosure under Note 1, “Finance Receivables” on Page F-8 to include a discussion of its accounting policies and methodology to estimate the allowance for credit losses in connection with its response to comment number fifty two below. The disclosure now includes information with respect to how purchased credit insurance is considered in the measurement of the allowance for credit losses.

Revenue Recognition, page F-7

50.	Please tell us in detail how you assessed whether your finance receivables were in the scope of ASC 310-30. Please provide a separate analysis for your original product and your special product.

Ms. Kathryn McHale

June 25, 2015

RESPONSE: Please be advised that ASC 310-30 (and specifically ASC 310-30-05-01) applies to “recognition, measurement, and disclosure guidance regarding loans acquired with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivables.” The Company does not fund any of its finance receivables (original product or special product) for which it is “probable” at the time of funding that it will be unable to collect its invested amount. The Company’s original product is funded below the “Super Lien” amount as discussed in Note 1 on page F-7, and losses to date on this product have been virtually zero. The Company does accept a higher degree of risk for its finance receivables related to its New Neighbor Guaranty Product, but such collection risk does not reach the “probable” threshold as promulgated under ASC 310-30. The Company started its New Neighbor Guaranty Program in 2012 and has experienced overall gains on this product for the years ended December 31, 2014, 2013 and 2012 of approximately $137,000, $314,000, and $143,000, respectively.

51.	You disclose that you recognize revenue using the cost recovery method for your original product. The cost recovery method related to finance receivables typically refers to a methodology where cash collected is applied to reduce the carrying value to zero before any revenue is recognized. You disclose that you allocate cash payments to interest revenue, late fee revenue, assessment, etc. in accordance with the provisions of the Statute (718.116(5)) and the provisions of the purchase agreements entered into between the Company and community associations. Therefore it appears that your methodology could be more akin to a cash basis methodology. Please revise your filing to more appropriately describe your original product revenue recognition policy (e.g. cash basis method).

RESPONSE: Please be advised that the Company’s revenue recognition policy as it relates to its original product is based on a cash basis methodology consistent with standard practice in the banking industry for finance receivables on “nonaccrual” status. This policy is based on the premise that amounts funded are within the “Super Lien” amount (i.e., well secured) and collection of outstanding amounts is not considered to be in doubt. When recording subsequent cash collections on its original product, the Company’s understanding of applying the cost recovery method (i.e., when the receivable is well secured and collection is not in doubt) was to use the cash basis approach. The Company has corrected its disclosure to indicate that it uses the cash basis methodology for recognizing revenue on its original product.

Finance Receivables, page F-8

52.	Please revise to disclose your accounting policies and methodology used to estimate the allowance for credit losses. Please disclose this information separately for your original product and your special product. Specifically discuss if you evaluate amounts collectively under ASC 450-20 or individually under ASC 310-10-35.

Ms. Kathryn McHale

June 25, 2015

RESPONSE: Please be advised that the Company evaluates its finance receivables at the end of each accounting period for losses that are considered probable and can be reasonably estimated in accordance with the basic guidance set forth at ASC 450-20 for recognizing losses on all receivables. The Company did not have any significant receivable balances at December 31, 2014 or 2013 that met the criteria of ASC 450-20; therefore, the Company did not have an allowance for credit losses on its financial statements at those dates. In the future, the Company expects to evaluate receivables both on an individual basis under ASC 310-10 (and specifically ASC 310-10-35-12) and collectively for amounts with similar risk characteristics under ASC 450-20 (as it builds loss experience). Disclosures related to Note 1 “Finance Receivables” at page F-8 have been revised to further discuss the Company’s policies and methodology for estimating the allowance for credit losses.

53.	Please revise to disclose the information required by ASC 310-10-50.

RESPONSE: Please be advised that the Company has evaluated the disclosure requirements of ASC 310-10-50 and added disclosures for (i) the amount of the allowance for credit losses at December 31, 2014 and 2013 (i.e., $0), (ii) the recorded investment in financing receivables on nonaccrual status at December 31, 2014 and 2013 (i.e., all amounts are classified as nonaccrual), (iii) policies and methodology for estimating the allowance for credit losses as discussed above in response to comment number fifty two, and (iv) the effect of purchased credit insurance on the measurement of the allowance for credit losses in response to comment number forty nine.

Settlement Costs with Associations, page F-10

54.	Please revise to clarify the nature of damages incurred by associations during the collection process. Also clarify here or elsewhere in your filing if you only indemnify associations based on cash flows recovered from delinquent assessments.

RESPONSE: Please be advised that the Company has revised its disclosure regarding “Settlement Costs with Associations” under Note 1 on Page F-10 to clarify the nature of damages and the amounts indemnified.

Note 2. Preferred Returns and Distributions, page F-11

55.	On page F-7, you disclosed that you have two members and both members have a 50% ownership interest in the company. Please revise to clarify whether the preferred members have any ownership interest in the company and to disclose the identities of preferred members if they are different from those two members.

RESPONSE: For the information of the Staff, there was only one Preferred Member with an outstanding capital account during the period covered by the financial statements (i.e., 2014 and 2013) included in the Registration Statement. The capital account for that Preferred Member was reduced to $0 during 2013 and remained at $0 through December 31, 2014. Disclosure under Note 1 on page F-7 has been revised to reference the existence of Preferred Members and to clarify that the Preferred Member had no ownership interest in the Company.

Ms. Kathryn McHale

June 25, 2015

56.	Please explain the intended meaning of the term “tax distributions” in the last paragraph of the footnote.

RESPONSE: Please be advised that the tax distributions as defined in the Company’s operating agreement are intended to assist Members in satisfying their federal income tax liability resulting from their ownership of the Company. This disclosure at Note 2 has been revised to clarify the purpose of tax distributions provided under the operating agreement.

Note 9. Fair Value of Financial Instruments, page F-14

57.	We note your disclosure that the fair value of your original product was $15.4 million as compared to the carrying value of $2.4 million at December 31, 2014. Please tell us how you determine your fair value measurement by detailing the significant inputs and assumptions that most impacted value determination. Also, explain the underlying economics of the transactions that results in the fair value of your receivables being so much greater than the carrying value. Please confirm that you are only including cash flows that are legally due to the company in the fair value measurement.

RESPONSE: Please be advised that the Company engaged the independent, third-party valuation firm of Marshall Stevens to conduct a fair value evaluation of the Company’s finance receivables. A copy of the Marshall Stevens report, which outlines the methodologies that used in the valuation report, significant inputs and assumptions, and underlying economics of the transactions, will be supplementally provided to the Staff. Also noted in Marshall Stevens report is that the cash flows used as a basis for the valuation are only those cash flows legally due to the Company.

Plan of Distribution

Commissions and Discounts, page 83

58.	Please indicate whether the warrants to be issued to the Placement Agent will be subject to cancellation in the same manner as the warrants to be issued as part of the offering.

RESPONSE: The Company has added a sentence to the end of the relevant paragraph stating that the warrants to be issued to the Placement Agent will be subject to the same cancellation terms as the warrants included in the units in the offering, except that the trading price trigger for the cancellation rights on the Placement Agent warrant will be 125% of the Placement Agent warrant exercise price (not 125% of the exercise price of the warrants issued in the offering). Please see the new last sentence in the last full paragraph on Page 96 of the Registration Statement.

Ms. Kathryn McHale

June 25, 2015

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

Enclosure